K&L Gates llp 1601 K Street, N.W. Washington, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

May 11, 2022

FILED VIA EDGAR

Alison T. White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Neuberger Berman Advisers Management Trust (File No. 811-04255)
Neuberger Berman Alternative Funds (File No. 811-21715)
Neuberger Berman Equity Funds (File No. 811-00582)
Neuberger Berman Income Funds (File No. 811-03802) (each, a “Trust” collectively, the “Trusts”)
--Response to Staff Comments concerning Preliminary Proxy Materials

Dear Ms. White:

This letter responds to your comments, received via telephone from the staff (“the Staff”) on April 27, 2022, regarding your review of the preliminary proxy materials on Schedule 14A for the Trusts on behalf of each series of each Trust (each a “Fund” and collectively the “Funds”). Each of your comments is repeated below, followed by the Trusts’ response. Unless otherwise stated herein, defined terms have the same meaning as used by the Funds in the preliminary proxy materials.

Proxy Statement

Comment 1: Please confirm supplementally that holding the meeting by means of remote communications is consistent with applicable state law and each Trust’s governing documents, with citations to specific language. Please advise supplementally whether shareholders attending the meeting virtually will have the same opportunity to make statements and ask questions as those who attend in person. Please consider providing a technical assistance phone number for virtual attendees to call for “day-of” technical problems, such as logging into the meeting or issues hearing and being heard.

Response: The Trusts confirm that holding the meeting by means of remote communications is consistent with applicable local laws and each Trust’s governing documents. Each Trust is a Delaware statutory trust. Title 8 Chapter 1 § 211(a) of the Delaware Code expressly states that, “the board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication…” Additionally, Article V Section 2 of each Trust’s Bylaws states that, “a special meeting of Shareholders of any Series or Class shall be held at such time and place as is determined by the Trustees and stated in the notice of that meeting.” Accordingly, the Trusts may hold the meeting by means of remote communications. Additionally, the Trusts confirm

Ms. Alison T. White

Division of Investment Management

Securities and Exchange Commission

May 11, 2022

that shareholders attending the meeting virtually will have the same opportunity to make statements and ask questions as those who attend in person. The Trusts have further amended the proxy materials to include a technical assistance number.

Comment 2: In the questions and answers section, please consider consolidating Question 2 under Proposal 2, “What is the purpose of the proposed changes in Proposal 2” with the last question in that section, “Why is the Board recommending the changes contemplated by the proposals.”

Response: The Trusts have made the requested change.

Comment 3: Page 25 of the preliminary proxy materials states that, “In addition, the proposed fundamental policies are intended to incorporate any rules promulgated thereunder and any guidance, interpretations or modifications by the Securities and Exchange Commission (the “SEC”), SEC staff or other authority with appropriate jurisdiction, including court interpretations, and exemptive, no-action or other relief or permission from the SEC, SEC staff or other authority.” Briefly explain what level or type of guidance, interpretations, or modifications would be sufficient to alter scope of the fundamental policies and why treating such guidance, interpretations or modifications in this way is consistent with the Investment Company Act of 1940.

Response: The Trusts have revised the language as follows to have the description conform more closely to the language in each fundamental policy:

In addition, the proposed fundamental policies are intended to incorporate any rules promulgated thereunder and any ~~guidance,~~ interpretations or modifications by the Securities and Exchange Commission (the “SEC”), SEC staff or other authority with appropriate jurisdiction, including ~~court interpretations, and~~ exemptive~~, no-action~~ or other relief or permission from the SEC, SEC staff or other authority consistent with the law.

Comment 4: Page 26 of the preliminary proxy materials states that, “Proposal 2 is intended to, among other things, provide NBIA with greater flexibility in managing each Fund, and, as noted below, in the near term the Fund may take advantage of the additional investment flexibility provided by the amendment of certain of its current fundamental investment policies.” Please clarify which Fund or Funds and where it is noted below.

Response: The Trusts have revised the language as follows:

Proposal 2 is intended to, among other things, provide NBIA with greater flexibility in managing each Fund, and, as noted below in Proposal 2.A., in the near term the Funds may take advantage of the additional investment flexibility provided by the amendment of certain of its current fundamental investment policies.

Comment 5: Please define the term “ARMM” as used on page 30 of the preliminary proxy materials.

Ms. Alison T. White

Division of Investment Management

Securities and Exchange Commission

May 11, 2022

Response: The Trusts have made the requested change.

Comment 6: With regards to the industry concentration fundamental policy that states in part, “This limitation does not apply to…securities of other investment companies…”, it is the Staff’s position that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether a fund is in compliance with its concentration policies. Please revise the proposal so that it is consistent with this position.

Response: The Trusts believe that it is appropriate to exclude investment companies from the industry concentration policy since the Trusts do not believe that investment companies represent any particular industry. However, the Trusts will consider the industry concentration policies of the investment companies in which it invests to determine its industry concentration. Accordingly, the Trusts have added, or will add, the following after the fundamental policies section in each Trust’s statement of additional information:

With respect to the fundamental policy relating to industry concentration above, if an investment company in which the Fund invests has an industry concentration policy, the Fund will consider that investment company for purposes of the Fund’s industry concentration policy.

In addition, the Trusts note that the proposed fundamental policy was included in the exact same form in the Form N-1A filing for Neuberger Berman ETF Trust (File Nos. 811-23761; 333-261613), which was declared effective by the SEC on March 31, 2022.

Comment 7: With regards to the industry concentration fundamental policy, it is the Staff’s position that a fund should look through private activity municipal debt securities whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining whether a fund is in compliance with its concentration policies. Please revise the proposal so that it is consistent with this position.

Response: The Trusts respectfully decline to make the requested changes. The Trusts recognize that certain types of tax-exempt securities would be subject to the industry concentration policy. For those Funds that invest in tax-exempt securities, the Trusts have added, or will add, the following after the fundamental policies section in such Trust’s statement of additional information clarifying this point:

For purposes of the investment limitation on concentration in a particular industry, the Fund will not exclude securities the interest on which is exempt from federal income tax (“tax-exempt securities”) that are issued by municipalities to finance non-governmental projects, such as hospitals (i.e., private activity bonds (“PABs”)), from the investment limitation.

Ms. Alison T. White

Division of Investment Management

Securities and Exchange Commission

May 11, 2022

In addition, the Trusts note that the proposed fundamental policy was included in the exact same form in the Form N-1A filing for Neuberger Berman ETF Trust (File Nos. 811-23761; 333-261613), which was declared effective by the SEC on March 31, 2022.

Comment 8: Please provide an explanation on page 43 of the proxy materials as to what “affirmative vote of a plurality” means for shareholders.

Response: The Trusts have revised the language as follows:

With respect to Proposal 1, the election of a nominee to the Board of Trustees of a Trust requires the affirmative vote of a plurality of the votes cast at the Meeting of that Trust’s shareholders. An affirmative vote of the plurality means that the person receiving the highest number of affirmative “FOR” votes for the position at the Meeting will be elected. Because this is a plurality vote, the Nominees will be elected as Trustees even if they receive only one “FOR” vote.

Proxy Card

Comment 9: In Compliance and Disclosure Interpretation (“C&DI”) 301.01, the Division of Corporation Finance issued guidance regarding the amount of specificity typically expected under Rule 14a-4(a)(3) when describing a matter to be voted on. We believe the manner in which you have described your proposals is too generic to enable investors to understand the specific actions on which they’re being asked to vote. For example, it is unclear what the amendment regarding borrowing does in terms of the fund’s borrowing abilities. Please review the C&DI, rule text, and consider whether revisions to the proxy (and related disclosures) is appropriate.

Response: The Trusts have revised the proxy card in response to this comment.

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If you have any further comments or questions regarding these filings, please contact Franklin Na at (202) 778-9473 or franklin.na@klgates.com or Marguerite Laurent at (202) 778-9403 at marguerite.laurent@klgates.com. Thank you for your attention to these matters.

Sincerely,

/s/ Franklin Na
Franklin Na